As filed with the Securities and Exchange Commission on October 25, 2006

Registration No. 333-[ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	**65-0655973**
(State or other jurisdiction of incorporation)	(IRS employer identification number)
599 9th Street North, Suite 101 **Naples, Florida**	**34102-5624**
(Address of principal executive offices)	(Zip Code)

1994 Incentive Stock Option Plan and Nonstatutory Stock Option Plan
(Full title of the plan)

Edward V. Lett
President and Chief Executive Officer
TIB Financial Corp.
599 9th Street North, Suite 101
Naples, Florida 34102-5624
(Name and address of agent for service)

(239) 263-3344
(Telephone number, including area code, of agent for service)

Copies to:
John P. Greeley, Esquire
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.10 per share	252,617 shares (1)	$17.465	$4,411,956	$473

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers (i) an indeterminate amount of interest to be offered or sold to the employee benefit plan described herein, and (ii) an indeterminate number of shares which may be required to be issued or may be issued pursuant to the antidilution provisions of the plan for stock splits, stock dividends or similar transactions

(2) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the closing price of the Common Stock on October 20, 2006.

EXPLANATORY NOTE

On July 2, 1997, TIB Financial Corp. ("TIB" or "Registrant"), filed a Registration Statement on Form S-8 (Registration No. 333-30515) registering 869,610 shares of common Stock, par value $.10 per share of TIB ("TIB Common Stock"). The Registrant hereby files this Registration Statement to register an additional 252,617 shares of TIB Common Stock for issuance under the 1994 Incentive Stock Option Plan and Nonstatutory Stock Option Plan which were subject to the earlier Registration Statement. The contents of the earlier Registration Statement are incorporated by reference into this Registration Statement.

Item 8. Exhibits.

Exhibit Number	Description
5.1	Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued.
23.1	The consent of Crowe Chizek and Company LLC
24.1	Power of Attorney (included on the signature page to this Registration Statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Naples, State of Florida, on the 24th day of October, 2006.

TIB FINANCIAL CORP.

By: */s/ Edward V. Lett*

Edward V. Lett

President and Chief Executive Officer

By:*/s/ Stephen J. Gilhooly*

Stephen J. Gilhooly

Executive Vice President and Chief Financial Officer

Each of the undersigned hereby constitutes and appoints Thomas J. Longe and Edward V. Lett, and each of them as attorneys for him and in his name, place and stead, and in any and all capacities, to execute and file any amendments, supplements or statements with respect to this Registration Statement, hereby giving and granting to said attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite and necessary to be done in and about the premises, as fully, to all intents and purposes, as he might or could do if personally present at the doing thereof, hereby ratifying and confirming all that said attorney, or any of them, or their or his substitute or substitutes, may or shall lawfully do, or causes to be done, by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the 24th day of October, 2006.

Signature	Title
/s/ Thomas J. Longe Thomas J. Longe	Chairman of the Board
/s/ Edward V. Lett Edward V. Lett	President and Chief Executive Officer of the Company; Director
/s/ Richard C. Bricker, Jr. Richard C. Bricker, Jr.	Director
/s/ Paul O. Jones Paul O. Jones	Director
/s/ John G. Parks, Jr. John G. Parks, Jr.	Director
/s/ Marvin F. Schindler Marvin F. Schindler	Director
/s/ Otis T. Wallace Otis T. Wallace	Director

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued.
23.1	Consent of Crowe Chizek and Company LLC.

Exhibit 5.1

SMITH MACKINNON, PA
PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW

POST OFFICE BOX 2254
ORLANDO, FLORIDA 32802-2254

SUITE 800
CITRUS CENTER
255 SOUTH ORANGE AVENUE
ORLANDO, FLORIDA 32801

TELEPHONE (407) 843-7300
FACSIMILE (407) 843-2448
EMAIL: JPG7300@AOL.COM

JOHN P. GREELEY

October 24, 2006

TIB Financial Corp.
599 9th Street, Suite 101
Naples, Florida 34102-5624

Re: TIB Financial Corp.
       1994 Incentive Stock Option Plan and Nonstatutory Stock Option Plan

Gentlemen:

We have acted as counsel to TIB Financial Corp., a Florida corporation (the "Company"), in connection with the preparation and filing of a registration statement on Form S-8 under the Securities Act of 1933, as amended, with respect to 252,617 shares of the Company's Common Stock, $0.10 par value (the "Shares"), to be offered pursuant to the above-referenced plan (the "Plan").

In rendering this opinion, we have relied upon, among other things, our examination of the Plan and such records of the Company and certificates of its officers and of public officials as we have deemed necessary.

Based upon the foregoing and the further qualifications stated below, we are of the opinion that:

1.   The Company is duly incorporated, validly existing and in good standing under the laws of the State of Florida; and

2.   The Shares have been duly authorized and, when purchased by the Plan in accordance with the terms of the Plan, will be legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to such registration statement.

Very truly yours,

Smith Mackinnon, PA

By: */s/ John P. Greeley*
John P. Greeley

JPG:erw

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of TIB Financial Corp of our reports dated February 23, 2006 with respect to the consolidated financial statements of TIB Financial Corp., and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of TIB Financial Corp. for the year ended December 31, 2005.

By: */s/ Crowe Chizek and Company LLC*

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
October 20, 2006